Exhibit 99.3

Triterras Company Statement in Response to Short Report

Last week, our company Triterras, was the target of a short report that is part of what we believe to be an attempt by one or more short sellers to manipulate the market for Triterras stock for their own financial gain. The authors of this report did not contact any representative of the company before publishing it, and the report contains many inaccurate statements. We address some of those inaccuracies below.

First, it is important to understand that the data set presented in the report—which we believe was not obtained solely from public data, but certain data points may have been the result of unauthorized access to the company’s data—is stale, and also contains numerous errors that we believe make it impossible to use to draw any reliable conclusions. And the conclusions that the report has drawn are wrong. Simply put, the allegation that our volumes have demonstrated the precipitous drop alleged in the report is untrue. Our business remains on track and we also fully stand by our December 22, 2020 statements that, as of November 30, 2020 there were 66 traders on the platform and that our business remains strong.

The report also discussed related-party transactions that were disclosed in the registration statements related to the business combination and in various other documents issued thereafter. The company previously reported that for the six months ended August 2020, Rhodium and Longview subsidiaries collectively represented 25% of our revenues during the period. During our recent conference call, we disclosed that the combined revenues from those two companies was 11% for the quarter ending November 2020. As we have stated on previous occasions, as the administrator of the platform, we do not capture our clients’ proprietary product sources or terms of purchase and sale agreements, and Triterras does not analyze, dissect, or disseminate our customers’ information. We can confirm however, that any conclusion that related parties will comprise 64% of Fiscal 2020 volume either as a principal or a counterparty is wrong. We believe it is less than half of that, which would be in line with our previous disclosures.

In an attempt to harm Mr. Koneru’s reputation, and by extension, the company’s, the report quotes from two anonymous postings on Glassdoor—one from 2012 and one from 2013—that purport to be from former employees of a separate company called Exxova. Mr. Koneru sold his interest in Exxova Inc. in 2010, and a new entity Exxova Worldwide Corporation was formed by the buyer, well before either of the two postings.

The report also attempts to draw more of a connection between Ng Xinwe, the former CEO of Agritrade International, and Mr. Koneru than ever existed. The truth is that Mr. Xinwe was one member of an Advisory Board comprised of industry experts that advised Triterras during its proof of concept in 2018 and was dissolved after six months. Mr. Xinwe has never had any operating role or authority at Triterras. Furthermore, we do not believe that Agritrade was ever a principal in a trade on Kratos.

In addition, the report places a lot of emphasis on the titles that James Cheer Chua Boon and Chong Sook Yee hold at a number of entities. But Messrs. Boon and Yee are employees of a corporate secretarial firm in Singapore that provides required corporate services to Triterras and, we understand numerous other companies, including the requirement of having Singapore citizens as directors. Messrs. Boon and Yee have no operating or strategic role at Triterras.

We have not attempted to address all of the inaccuracies and misstatements in the report, but rather have just highlighted a few.

Separately, Triterras’ recent share price has created an attractive opportunity for the company to institute a stock repurchase program. The Board of Directors has approved a share repurchase program of up to $50 million of the Company’s common stock, which may be conducted through open market purchases or privately negotiated transactions, which may or may not be conducted through 10b5-1 plans. This buyback program is being announced contemporaneously with this statement. Also, a press release and 6K filing will be issued with the results of the previously announced insider purchases of our company stock since December 22nd.

We have built a profitable and fast-growing technology business which we believe is revolutionizing international trade and trade finance and has not been as widely understood by the market as more conventional industries. While not yet a household brand, we have been recognized as a top technology solution and have recently won a 2020 Singapore Monetary Authority award for the best technology solution. We look forward to a very strong and bright future for Triterras. We thank you for your continued support.